Exhibit 99.2

May 7, 2013

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary, First Capital

Realty Inc., for the First Quarter of 2013

Below please find an announcement from First Capital Realty Inc. (a subsidiary of Gazit-Globe Ltd. in which it holds approximately 45.6% ownership), whose shares are publicly-traded on the Toronto Stock Exchange, regarding its financial results for the first quarter of 2013, as published on May 6, 2013, in Canada.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

FIRST CAPITAL REALTY ANNOUNCES Q1 RESULTS

Toronto, Ontario (May 6, 2013) – First Capital Realty Inc. (“First Capital Realty”) (TSX: FCR) Canada’s leading owner, developer and operator of supermarket and drugstore anchored neighbourhood and community shopping centres, located predominantly in growing urban markets, announced today financial results for the three months ended March 31, 2013.

QUARTER HIGHLIGHTS

	$ millions
Three months ended March 31	2013	2012
Enterprise value	$7,573	$6,386
Debt to total assets	41.7%	45.2%
Debt to total market capitalization	41.1%	44.1%
Weighted term of fixed-rate debt	5.7 years	4.5 years
Property rental revenue	$159	$139
Net operating income (NOI) (1)	$98	$88

	in millions (except shares)		per share
Three months ended March 31	2013	2012	2013	2012
Funds from Operations (FFO) (1)	$52.9	$44.2	$0.25	$0.25
FFO excluding other gains (losses) and (expenses)	$51.9	$43.9	$0.25	$0.24
Weighted average diluted shares for FFO (000s)	208,207	180,456
Adjusted Funds from Operations (AFFO) (1)	$52.9	$44.3	$0.24	$0.23
AFFO excluding other gains (losses) and (expenses)	$50.8	$44.6	$0.23	$0.23
Weighted average diluted shares for AFFO (000s)	223,686	196,763
Net income attributable to common shareholders	$52.7	$98.9	$0.25	$0.52

(1)	See “Non-IFRS Supplemental Financial Measures” section of this press release.

•	Invested $136 million in development activities, acquisitions, property improvements and other real estate assets; dispositions in the quarter totaled $47.5 million;

•	Acquired one medical office and retail property, three properties adjacent to existing shopping centres, one through the Main and Main Developments joint venture, and three development land parcels;

•	4.1% total same property NOI growth; 4.0% same property – stable NOI growth;

•	12.1% rate per square foot increase on 352,000 square feet of renewal leases;

•	Occupancy of same property – stable of 97.2% as compared to 97.5% at December 31, 2012;

•	Total occupancy of 95.1% compared to 95.6% at December 31, 2012 and 95.9% at March 31, 2012; vacancy at March 31, 2013 includes 0.9% of space held for redevelopment;

•

Gross new leasing totalled 210,000 square feet including development and redevelopment coming on line; lease closures totalled 175,000 square feet and closures for redevelopment totalled 53,000 square feet;

•

Completed new leasing on existing space totalling 107,000 square feet at an average rate of $19.23 per square foot; lease rates on new development and redevelopment coming on line totaling 103,000 square feet at an average rate of $23.83 per square foot;

•	Average lease rate per occupied square foot decreased by $0.01 from December 31, 2012 to $17.50 at March 31, 2013, including acquisitions and dispositions;

•	Weighted average debt maturity of 5.7 years at March 31, 2013 compared to 5.3 years at December 31, 2012 and 4.5 years at March 31, 2012.

“We continue to grow our business and recycle capital into our urban developments while operating at a lower leverage and extending our debt maturities” said Dori J. Segal, President and CEO. “While not immediately accretive, all of these activities will greatly contribute to the value of our Company and earnings growth.”

NET INCOME

	Three months ended March 31
($ millions, except per share amounts)	2013	2012 (1)
Net income attributable to common shareholders	$52.7	$98.9
Net income per share attributable to common shareholders (diluted)	$0.25	$0.52

(1)	2012 amounts have been restated for the effects of the adoption of IFRS 10, “Consolidated Financial Statements” and IFRS 11, “ Joint Arrangements”. Refer to Note 3 to the interim unaudited consolidated financial statements for further information.

Net income attributable to common shareholders for the three months ended March 31, 2013 was $52.7 million or $0.25 per share (diluted) compared to $98.9 million or $0.52 per share (diluted) for the three months ended March 31, 2012. The decrease in net income as compared to the first quarter of 2012 is primarily due to $60.3 million lower net increase in value of investment properties, offset by an increase in NOI resulting from net acquisitions, development and redevelopment projects coming on line and same property NOI growth. On a per share basis, the decrease is also partially due to the increase in the weighted average number of common shares outstanding resulting from various financing activities and growth of the Company.

FFO AND AFFO

FFO is considered a meaningful additional financial measure of operating performance, as it excludes fair value gains and losses on investment properties. FFO also adjusts for certain items included in IFRS net income that may not be the most appropriate determinants of the long-term operating performance of the Company including certain cash and non-cash gains and losses, as well as adjustments to convert the Company’s share of IFRS profits to FFO for non-controlling interest, and provides a perspective on the financial performance that is not immediately apparent from net income determined in accordance with IFRS.

FFO increased to $52.9 million or $0.25 per share (diluted) in the first quarter of 2013 from $44.2 million or $0.25 per share (diluted) in the same prior year period. The increase in FFO is primarily due to the increase in NOI resulting from net acquisitions, development and redevelopment projects coming on line, and same property NOI growth.

The effect of the increase in NOI was partially offset by increases in interest expense as well as corporate expenses primarily relating to staffing costs associated with the growth and performance of the Company. On a per share basis, the increases in FFO were offset by an increase in the weighted average number of common shares outstanding resulting from various financing activities.

AFFO is calculated by adjusting FFO for non-cash and other items including interest payable in shares, straight-line rent adjustments, non-cash compensation expense, actual costs incurred for capital expenditures and leasing costs for maintaining shopping centre infrastructures, revenues and other gains or losses, and adjustments to convert the Company’s share of AFFO for non-controlling interest. Gains or losses on land sales are excluded from AFFO. Residential inventory units pre-sale costs are recognized in AFFO when the Company recognizes revenue from the sale of residential units. The weighted average number of diluted shares outstanding for AFFO is adjusted to assume conversion of the outstanding convertible debentures. AFFO was $52.9 million or $0.24 per share (diluted) in the first quarter of 2013 compared to $44.3 million or $0.23 per share (diluted) in the same prior year period. AFFO included $2.1 million of other net gains compared to $0.2 million of other net losses in the same prior year period.

Refer to the Funds from Operations, Other Gains (Losses) and (Expenses), Adjusted Funds from Operations and Net Operating Income sections in Management’s Discussion and Analysis for further information.

Property rental revenue, NOI, FFO and AFFO disclosed in this press release, include the Company’s portion of its joint venture accounts presented using the equity basis in the unaudited interim consolidated financial statements.

FINANCING AND CAPITAL MARKET HIGHLIGHTS

The Company completed the following financing activities for the three months ended March 31, 2013:

•

Issued a further $100 million principal amount of 3.95% senior unsecured debentures, Series P, maturing December 2022, and issued $125 million principal amount of 3.90% senior unsecured debentures, Series Q, maturing October 30, 2023.

•	Issued $57.5 million principal amount of 4.45% convertible unsecured debentures maturing February 2020.

2013 GUIDANCE

The purpose of the Company’s guidance is to provide Management’s view as to the expected financial performance of the Company using factors that are commonly accepted, and viewed as meaningful indicators of financial performance, in the real estate industry. A reconciliation of the Company’s current guidance to the previously provided guidance follows.

			2013 Guidance
(per share amounts, except for	2013 Guidance as at Q1		as provided February 20, 2013		Variance
projected FFO, AFFO and shares outstanding)	Low	High	Low	High	Low	High
Projected diluted net income per share	$0.88	$0.91	$0.77	$0.81	$0.11	$0.10
Adjustments
Projected fair value increase and deferred income taxes	$0.15	$0.15	$0.26	$0.26	($0.11)	($0.11)
Projected FFO per share	$1.03	$1.06	$1.03	$1.07	$—	($0.01)
Projected FFO ($ millions)	$217.4	$223.8	$217.6	$225.6	($0.2)	($1.8)
Projected weighted average shares outstanding (in millions) for per share FFO calculations	211.1		211.0		0.1
Projected FFO ($ millions)	$217.4	$223.8	$217.6	$225.6	($0.2)	($1.8)
Projected weighted average shares outstanding (in millions) for per share FFO/AFFO calculations (including conversion of convertible debentures in AFFO)	227.6		227.9		(0.3)
Projected FFO per share (using weighted average AFFO shares outstanding)	$0.95	$0.98	$0.95	$0.99	$—	($0.01)
Projected revenue sustaining capital expenditures	($0.09)	($0.09)	($0.09)	($0.09)	$—	$—
Projected non-cash items, net	$0.08	$0.08	$0.08	$0.08	$—	$—
Projected AFFO per share	$0.94	$0.97	$0.94	$0.98	$—	($0.01)

The variance in projected diluted net income per share from previous guidance to Q1 guidance primarily represents the actual increase in the value of investment properties recorded in the quarter, net of associated deferred income taxes. The Company does not forecast changes in the values of investment properties when issuing guidance. These value changes are included in net income but not in FFO and AFFO.

Projections involve numerous assumptions such as rental income (including assumptions on timing of lease-up, development coming on line and levels of percentage rent), interest rates, tenant defaults, corporate expenses, the level and timing of acquisitions of income-producing properties, investments in other real estate assets, the Company’s capital structure and share price, the number of shares outstanding and numerous other factors. Not all factors which affect our range of projected net income, funds from operations and adjusted funds from operations are determinable at this time; actual results may vary from the projected results in a material respect, and may be above or below the range presented in a material respect.

2013 guidance (as of Q1 2013) is based on the following assumptions:

•	Total same property NOI growth of 2.5% to 3.0%; same property – stable NOI growth of 1.75% to 2.25%;

•	Other gains (losses) and (expenses) of $4 to $5 million;

•	Development, redevelopment and expansion coming on line of 375,000 to 425,000 square feet with approximate invested cost of $160 to $200 million, including amounts that have come on line year-to-date;

•

Income-producing and other property acquisitions totalling approximately $150 to $200 million for the year assuming no accretion, including acquisitions completed through March 31, 2013 of $51 million;

•	Dilution from excess liquidity from financing and dispositions;

•	Disposition of approximately $200 to $250 million of income-producing properties in 2013 assuming minor dilution, including dispositions to date;

•	Revenue sustaining capital expenditures are expected to be approximately $0.80 per square foot on average; and

•	Exercise of the 5.6 million common share warrants outstanding.

Readers should refer to the section below titled “Forward-Looking Statements” for important information regarding the risks and uncertainties associated with the Company’s guidance.

For further information on management’s outlook and view on the business environment please refer to the “Outlook and Business Environment” section in Management’s Discussion and Analysis for the three months ended March 31, 2013.

SUBSEQUENT EVENTS

Dividend

The Company announced today that it will pay a second quarter dividend of $0.21 per common share on July 11, 2013 to shareholders of record on June 28, 2013.

Portfolio Disposition

The Company entered into a binding agreement with Retrocom Real Estate Investment Trust (TSX:RMM.UN) to sell a portfolio of properties located in Ontario, Quebec and Alberta totalling approximately 1 million square feet of gross leasable area, for gross proceeds of approximately $193 million, which will be satisfied through the assumption by the purchaser of approximately $40 million in mortgages payable, with the balance of the sale proceeds payable in cash and $15 million in equity instruments of the buyer. The transaction is expected to close in June 2013.

Other Real Estate Asset

The Company has advanced a first mortgage financing totalling $47 million with a contractual interest rate of 5.5% for a term of 10 years on a property on Yorkville Avenue. The Company and the borrower have also entered into a put/call agreement with respect to the property for approximately 10 years.

REGULATORY FILINGS AND ADDITIONAL INFORMATION

First Capital Realty’s financial statements and MD&A for the three months ended March 31, 2013 will be filed today on the Company’s website at www.firstcapitalrealty.ca in the ‘Investors’ section, and on the Canadian Securities Administrators’ website at www.sedar.com.

MANAGEMENT CONFERENCE CALL AND WEBCAST

First Capital Realty invites you to participate in its live conference call with senior management announcing the Company’s first quarter results on Tuesday, May 7, 2013 at 11:00 a.m. (ET).

Teleconference:

You can participate in the live conference toll-free at 866-696-5910 or at 416-340-2217 with access code 3789129. In order to ensure your participation, please dial-in five minutes prior to the scheduled start time of the call. The call will be archived through May 21, 2013 and can be accessed by dialing toll free 800-408-3053 or 905-694-9451 with access code 2903028.

Webcast:

To access the webcast and corporate presentation, go to First Capital Realty’s website at www.firstcapitalrealty.ca and click on the link for the webcast on our Home Page. The webcast will be archived on our home page for 30 days and can be accessed thereafter in the ‘Investors’ section of our website, under ‘Conference Calls’.

Management’s presentation will be followed by a question and answer period. To ask a question, press ‘1’ followed by ‘4’ on a touch-tone phone. The conference call coordinator is immediately notified of all requests in the order in which they are made, and will introduce each questioner. To cancel your request, press ‘1’ followed by ‘3’. If you hang up, you can reconnect by dialing 866-696-5910 or 416-340-2217. For assistance at any point during the call, press ‘*0’.

ABOUT FIRST CAPITAL REALTY (TSX: FCR)

First Capital Realty is Canada’s leading owner, developer and operator of supermarket and drugstore anchored neighbourhood and community shopping centres, located predominantly in growing urban markets. The Company currently owns interests in 172 properties, including four ground-up development projects, totalling approximately 25.0 million square feet of gross leasable area and three sites in the planning stage for future retail development.

Non-IFRS Supplemental Financial Measures

First Capital Realty prepares and releases unaudited quarterly and audited consolidated annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). In this and other earnings releases and investor conference calls, as a complement to results provided in accordance with IFRS, the Company also discloses and discusses certain non-IFRS financial measures, including NOI, FFO and AFFO. These non-IFRS measures are further defined and discussed in First Capital Realty’s MD&A for the three months ended March 31, 2013, which should be read in conjunction with this news release. Since NOI, FFO and AFFO do not have standardized meanings prescribed by IFRS, they may not be comparable to similar measures reported by other issuers. The Company uses and presents these non-IFRS measures as Management believes they are commonly accepted and meaningful financial measures of operating performance in the real estate industry. A reconciliation of net income and such non-IFRS measures is included in the Company’s MD&A. These non-IFRS measures should not be construed as alternatives to net income or cash flow from operating activities determined in accordance with IFRS as measures of First Capital Realty’s operating performance.

Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of applicable securities law. Forward-looking statements can be identified by the expressions “expects”, “believes”, “estimates”, “will”, “anticipates” and similar expressions. Forward-looking statements are not historical facts but reflect the Company’s current expectations regarding future results or events and are based on information currently available to Management. Certain material factors and assumptions were applied in providing these forward-looking statements, including, without limitation, those set forth in the “2013 Guidance” section of this press release. Moreover, the assumptions underlying the Company’s forward-looking statements contained in the “2013 Guidance” section of this press release also include that consumer demand will remain stable, demographic trends will continue and there will continue to be barriers to entry in the markets in which the Company operates.

Management believes that the expectations reflected in forward-looking statements are based upon reasonable assumptions; however, Management can give no assurance that the actual results or developments will be consistent with these forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the matters discussed under “Risks and Uncertainties” in First Capital Realty’s MD&A in its 2012 Annual Report and under “Risk Factors” in its current Annual Information Form. Factors that could cause actual results or events to differ materially from those expressed, implied or projected by forward-looking statements, in addition to those factors described in the aforementioned “Risks and Uncertainties” and “Risk Factors” sections, include, but are not limited to: general economic conditions; real property ownership; the availability of new competitive supply of retail properties which may become available either through construction, lease or sublease; First Capital Realty’s ability to maintain occupancy and to lease or re-lease space at current or anticipated rents; repayment of indebtedness and the availability of debt and equity financing; changes in interest rates and credit spreads; changes to credit ratings; tenant financial difficulties, the ability of health care tenants to maintain licenses, certifications and accreditations; defaults and bankruptcies; the relative illiquidity of real property; unexpected costs or liabilities related to acquisitions, development and construction; increases operating costs and property taxes; changes in governmental regulation; environmental liability and compliance costs; residential development, sales and leasing; unexpected costs or liabilities related to dispositions; challenges associated with the integration of acquisitions into the Company; uninsured losses and First Capital Realty’s ability to obtain insurance coverage at a reasonable cost; compliance with financial covenants; risks in joint ventures; matters associated with significant shareholders; geographic concentration of assets; investments subject to credit and market risk; and loss of key personnel.

Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. First Capital Realty undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances except as required by applicable securities law.

All forward-looking statements in this press release are made as of the date hereof and are qualified by these cautionary statements.

* * * *

For further information:

Dori J. Segal, President & CEO, or

Karen H. Weaver, Executive Vice President & CFO

First Capital Realty Inc.

85 Hanna Avenue, Suite 400

Toronto, Ontario, Canada M6K 3S3

Tel: (416) 504-4114

www.firstcapitalrealty.ca

TSX : FCR